                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                             Riverside Group, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  769 135 104
                                 (CUSIP Number)

                                 Gary M. Goltz
                           Imagine Investments, Inc.
                   8150 North Central Expressway, Suite 1901
                              Dallas, Texas 75206
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   March 5, 1999

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(v)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

  CUSIP No. 769 135 104
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      JAMES M. FAIL

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC Use Only
 3


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)  WC



------------------------------------------------------------------------------

 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION   Texas


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,305,173
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,305,173
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0
11


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0%
13


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14

      IN
------------------------------------------------------------------------------

  CUSIP No. 769 135 104
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      JAMES M. FAIL LIVING TRUST

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC Use Only
 3


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)  WC



------------------------------------------------------------------------------

 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION   Alaska


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,305,173
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,305,173
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0
11


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0%
13


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14

      00
------------------------------------------------------------------------------

  CUSIP No. 769 135 104
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      STONE HOLDINGS, INC.
      75-2681508

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC Use Only
 3


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)  WC



------------------------------------------------------------------------------

 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,305,173
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,305,173
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0
11


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0%
13


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14

      HC
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 769 135 104                                     PAGE 1 OF __ PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Imagine Investments, Inc.
      75-270944

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*  WC
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    --
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    1,305,173

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    --
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   1,305,173

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    0


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


Item 1.  Security and Issuer

         This statement relates to the common stock, par value $ .01 per share (the "Shares"), of Riverside Group, Inc. (the "Corporation"), which is located at 7800 Belfort Parkway, Jacksonville, Florida 32256.

Item 2.  Identity and Background

         This statement is filed by Imagine Investments, Inc., a Delaware corporation, which is located at 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Imagine Investments, Inc. is a wholly-owned subsidiary of Stone Investments, Inc., a wholly-owned subsidiary of Stone Capital, Inc., a wholly-owned subsidiary of Stone Holdings, Inc., which is wholly owned by the James M. Fail Living Trust dated December 18, 1996, which is exclusively controlled by James M. Fail. All of these parties (the "Reporting Persons") share the above address. The corporations do not engage in any business activity other than holding the common stock of their subsidiaries. During the last five years, none of these parties have been convicted in a criminal proceeding. During the last five years, none of these parties have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

         The working capital of Imagine Investments, Inc. was used in making the purchase.

Item 4.  Purpose of Transaction:

         The transaction is solely for investment purposes.

Item 5.  Interest in Securities of the Issuer:

         (a) Imagine Investments, Inc. is the direct beneficial owner of 1,305,173 Shares, including an immediately exercisable option to purchase 785,173 Shares, or approximately 24.7% of the Shares outstanding on March 2, 1999. By virtue of the relationships described under Item 2 of this statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by Imagine Investments, Inc.

         (b) Imagine Investments, Inc. has the direct power to vote and direct the disposition of the Shares and the option held by it, but J. Steven Wilson and Wilson Financial Corporation retain the direct power to vote and direct the disposition of the Shares underlying such option. By virtue of the relationships described in Item 2, each of the Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the Shares.

         (c) On February 24, 1999, Imagine Investments, Inc. acquired an immediately exercisable option to purchase 785,173 Shares from J. Steven Wilson and Wilson Financial Corporation with an exercise price of $1.75 per Share in exchange for the sum of $10,000. The term of the option shall expire on December 31, 2001. Provided, however, that Imagine Investments, Inc. may unilaterally extend the term of the option until December 31, 2004, provided it also extends the maturity date of a promissory note dated February 24, 1999 made by J. Steven Wilson and Wilson Financial Corporation payable to Imagine Investments, Inc., if it has not already then been paid. See "Exhibit F - Stock Option Agreement."

         (d) Imagine Investments, Inc. has the power to receive and the right to direct the proceeds from the sale of the Shares held by it.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer:

         See Section A on page 1 of Exhibit A and Sections B.3 and B.4 on Page 4 of Exhibit A and Section 5.03 of Exhibit E.

Item 7.  Material to be Filed as Exhibits:

         A  Letter Agreement of Imagine Investments, Inc.*
         B  Term Promissory Note*

      C  Unconditional Guarantee Agreement*
      D  Stock Pledge Agreement*
      E  Stock Purchase Agreement*
      F  Stock Option Agreement

     *Pursuant to Item 101(a)(2)(ii) of Regulation S-T, such exhibits are not required to be refiled with this filing.

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              /s/ James M. Fail
                              ----------------------
                              James M. Fail
                              Date:  March 4, 1999


                              James M. Fail Living Trust

                              By:/s/ James M. Fail
                                 -----------------------
                              Its:   Trustee
                              Date:  March 4, 1999



                              Stone Holdings, Inc.


                              By: /s/ James M. Fail
                                  -----------------------
                              Its:   Chief Executive Officer
                              Date:  March 4, 1999


                              Imagine Investments, Inc.


                              By: /s/ Robert T. Shaw
                                 -----------------------
                              Its:   President
                              Date:  March 4, 1999

LOU 217604-2
                                      -4-